Exhibit 12.1

Computation of Ratio of Earnings to Fixed Charges

	Year Ended December 31,
	2017	2016	2015	2014	2013
	(thousands)
Earnings
Pre-tax income from continuing operations before adjustment for noncontrolling interest and income or loss from equity investees	290,551	336,008	355,238	513,861	419,327
Add
Fixed Charges	41,058	31,688	32,258	32,942	35,302
Amortization of capitalized interest	1,519	1,672	1,788	1,638	1,757
Distributed income of equity investees	25,401	6,031	444	490	870
Less
Capitalized interest	551	358	695	833	8,992
Noncontrolling interest in pre-tax income of subsidiaries that have not incurred fixed charges	—	—	—	(16)	—
Total	357,978	375,041	389,033	548,114	448,264
Fixed Charges
Interest expense	36,280	29,405	29,804	30,814	24,969
Capitalized interest	551	358	695	833	8,992
Amortization of debt costs	3,104	1,264	1,349	1,099	1,113
Interest element of rentals	1,123	661	410	196	228
Total	41,058	31,688	32,258	32,942	35,302
Ratio	8.72	11.84	12.06	16.64	12.70